Exhibit 99.1

March 13, 2024

Indivior PLC (the 'Company')

Annual Report and Accounts

The Company has today published on its website (www.indivior.com/en/investors) its Annual Report and Accounts for the year ended December 31, 2023 (the '2023 Annual Report').

In accordance with LR 9.6.1, the 2023 Annual Report will be submitted to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A hard copy version of the 2023 Annual Report and the Notice of Annual General Meeting 2024 ('AGM Notice') will be sent to shareholders who have elected to receive paper communications on or around March 28, 2024. The AGM Notice will be made available to shareholders who have not elected to receive paper communications on the same date.

For the purposes of complying with the Financial Conduct Authority's Disclosure Guidance and Transparency Rules ('DTRs') and the requirements imposed on issuers through the DTRs, information required to be communicated with the media in unedited full text is included in the 2023 Annual Report.

Kathryn Hudson
Company Secretary

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.